CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

February 6, 2009

Mr. Douglas Brown or
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Amendment No. 3 to Registration Statement on Form S-1
        File No. 333-151085
        Filed December 22, 2008

Dear Mr. Brown or Ms. Moncada-Terry:

In response to your letter of December 12, 2008, regarding the above-referenced filing, we herewith respectfully provide the following responses:

Background Information about Our Officers and Directors

1.  The Registration Statement has been amended to provide confirmation that Mr. Renken has not been involved in any legal proceedings listed in Section 401(f) of Regulation S-K for the last five years, as well as the disclosure that he is not currently involved in any legal proceeding listed in Section 401(f) of Regulation S-K.  In addition we have amended the disclosures for Mr. Lahanas and Mr. Orfanos to include the same disclosures. Please see the revised disclosures on pages 29-30.

Distribution of Shares by Magellan Global Fund, LLP

2.  As to the transaction identified in your Comment #2, the Company hereby states that the distribution of shares from those purchased by Magellan Global Fund, LP (“Magellan”) and then subsequently transferred to Orinda Advisors, LLC (“Orinda”) and Messrs Renken, Lahanas and Orfanos was not executive compensation paid by the Registrant to Orinda and Messrs Renken, Lahanas, and Orfanos. These shares were transferred by Magellan to the above-named individuals and Orinda for services rendered by them directly to Magellan in providing startup services to the Registrant, which immediately benefitted Magellan’s business. Additionally, Magellan made other transfers of 1, 380,000 shares to friends and family as permited under the Rules.Thank you for your kind cooperation and assistance.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO